

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Christopher May
Chief Financial Officer
American Axle & Manufacturing Holdings, Inc.
One Dauch Drive
Detroit, MI 48211-1198

> **Re: American Axle & Manufacturing Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response Dated June 3, 2022**
> **File No. 001-14303**

Dear Mr. May:

We have reviewed your June 3, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2022 letter.

Response Dated June 3, 2022

Risk Factors, page 11

1. We note your response to comment 2. Tell us how you considered disclosing other transition risks related to climate change, including those noted in our prior comment, and explain how you evaluated the materiality of their effects on your business, financial condition, and results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

2. We note your response to comment 7 and reissue in part. Please provide quantitative information for each of the periods covered by your Form 10-K to substantiate your conclusion that weather related damages to your property or operations were determined

not to be material.

Please contact Patrick Fullem at (202) 551-8337 or Sergio Chinos at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Robert D. Giannattasio